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                                                                  EXHIBIT (b)(1)

[Letterhead of NationsBank, N.A.]




March 23, 1999

George M. Klopfer
Chief Executive Officer
Polk Audio, Inc.
5601 Metro Drive
Baltimore, MD 21215

Dear George:

Thank you for the opportunity to make the following commitment to you. NationsBank, N.A. (the "Lender") is pleased to have approved for Polk Audio, Inc. and subsidiaries (the "Borrowers") credit facilities consisting of a $2,000,000 (with a Borrowers' option to increase to $4,000,000) Revolving Line of Credit (the "Revolving Loan") and a $7,000,000 Term Loan (the "Term Loan"). This commitment is to be used for general corporate purposes, including the repurchase of stock and the related costs.

This commitment is subject to the execution and delivery to the Lender of the attached legal documents. The making and funding of any loans under this commitment is expressly subject to the terms and conditions set forth in the attached legal documents.

If you find the terms and conditions of this commitment acceptable, please execute and return the enclosed copy of this letter. If not accepted, this commitment shall expire on April 6, 1999, and if accepted, this commitment is to be closed by June 24, 1999.

Thank you for entrusting your financial needs to NationsBank.

Sincerely,

James H. Peterson
Senior Vice President



Accepted and agreed to this 23 day of March, 1999.

Polk Audio, Inc.



By:   /s/ George Klopfer
Title:  Chief Executive Officer